Exhibit 99.1

BioBlast Pharma Announces Positive in vivo Preclinical Proof-of-Concept Results of its Cabaletta Platform in Spinocerebellar Ataxia Type 3 (SCA3)

TEL AVIV, Israel, March 30, 2015 – BioBlast Pharma Ltd. (NasdaqGM: ORPN), a clinical-stage, orphan disease-focused biotechnology company announced today positive in vivo proof-of-concept results for Cabaletta for Spinocerebellar Ataxia Type 3 (also known as SCA3 or Machado Joseph disease). Results were presented at the International Ataxia Research Conference held in Windsor UK, March 25-28, 2015.

Cabaletta was tested in two different animal models of the disease:

1.	In a transfected mouse model, Cabaletta demonstrated efficacy in reducing the pathological cellular aggregates that are the root cause of the extensive nerve damage characteristic of SCA3. In a series of experiments, Cabaletta reduced the protein aggregations that are potentially toxic to neural cells, and reduced the biomarkers indicative of ubiquitin-imminent cell death. Immunohistochemistry studies corroborated this effect by demonstrating prevention of Darpp-32 loss in treated animal cells, a sensitive biomarker of neural damage.

2.	In a transgenic mouse model, treatment with Cabaletta was effective in preventing and preserving neural functions in multiple tests including the Rotarod and swimming tests.

Colin Foster, BioBlast’s President and CEO commented: “Our in vivo proof-of-concept studies demonstrate Cabaletta’s efficacy in reducing Ataxin3 aggregates, reducing neural markers for neural damage and preventing typical phenotypic deterioration in animal models. As a whole, this is powerful support for our ongoing SCA3 Phase 2 clinical trial program underway in Israel. We anticipate expanding the number of SCA3 clinical study centers later this year.

“There are approximately two dozen diseases that Cabaletta may address, given a common disease-causing mechanism related to intracellular and intranuclear protein aggregation. With Cabaletta, we have previously reported on our ongoing oculopharyngeal muscular dystrophy (OPMD) Phase 2/3 multicenter clinical trial and our preclinical work in spino bulbar muscular atrophy. Today, given the SCA3 proof-of-concept results, we share the fervent hopes of the many SCA3 patients waiting anxiously for a treatment for this devastating disease.”

About Cabaletta

Cabaletta is BioBlast’s proprietary intravenous (IV) solution of trehalose, a disaccharide, known for its capabilities in stabilizing intracellular and intranuclear proteins and enhancing autophagy.

About Spinocerebellar Ataxia Type 3 (SCA3 or Machado Joseph Disease)

SCA3, also known as Machado Joseph disease, is the most common among the cerebellar ataxias, which are a group of genetic diseases that are characterized by gait and movement disorders memory deficits, spasticity, difficulty with speech and swallowing, weakness in arms and other muscular anomalies. Symptoms can begin in early adolescence and get worse over time. Eventually SCA3 leads to paralysis and severe disability. The disease typically appears in the third or fourth decades of life and is associated with early death, on average within 15-20 years of diagnosis. There is currently no approved treatment for the disease.

About BioBlast

BioBlast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. The company has a diverse portfolio of product candidates with the potential to address unmet medical needs for incurable genetic orphan diseases.

The BioBlast platforms are based on deep understanding of the disease-causing biological processes, and potentially offer solutions for several diseases that share the same biological pathology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, we are using forward looking statements when we discuss making further progress toward providing a therapy to help SCA3 patients, that our platforms potentially offer solutions for several diseases that share the same biological pathology, including approximately two dozen diseases in the case of our Cabaletta product candidate, or when we discuss expanding the number of SCA3 clinical studies and timing of such expansion. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or that historic results would not be interpreted differently in light of additional research and clinical and preclinical trials results. Because such statements deal with future events and are based on BioBlast Pharma Ltd.'s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Bio Blast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading "Risk Factors" in BioBlast Pharma's prospectus dated July 30, 2014 filed with the Securities and Exchange Commission ("SEC") and in any subsequent filings with the SEC. Except as otherwise required by law, BioBlast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

Contact:

U.S. Investor Contact:
Michael Rice
Founding Partner
LifeSci Advisors, LLC

646-597-6979